Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPG Pace Beneficial Finance Corp.:

We consent to the use of our report dated July 27, 2020, except as to Notes 1, 3 and 4, which are as of September 3, 2020, with respect to the balance sheet of TPG Pace Beneficial Finance Corp. (formerly known as TPG Pace IV Holdings Corp.) as of June 30, 2020, and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from July 11, 2019 (inception) through June 30, 2020, included herein, for TPG Pace Beneficial Finance Corp. (formerly known as TPG Pace IV Holdings Corp.) and to the reference to our firm under the heading ‘Experts’ in the prospectus.

/s/ KPMG LLP

Fort Worth, Texas

September 3, 2020